SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 33-41313

A. Full title of the plan and the address of the plan,

if different from that of the issuer named below:

Bairnco Corporation 401(k)

Savings Plan and Trust

B. Name of issuer of the securities held pursuant to

the plan and the address of its principal executive office:

Bairnco Corporation

300 Primera Boulevard, Suite 432

Lake Mary, Florida 32746

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Advisory Committee

Bairnco Corporation 401(k) Savings Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of Bairnco Corporation 401(k) Savings Plan and Trust as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2000, were audited by other auditors whose report dated June 28, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Orlando, Florida,

June 20, 2002

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See exhibit 23.2 for further discussion.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Advisory Committee of

Bairnco Corporation 401(k) Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of Bairnco Corporation 401(k) Savings Plan and Trust as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Arthur Andersen LLP

Orlando, Florida,

June 28, 2001

BAIRNCO CORPORATION

401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS

CASH	$ 2,051	$ --

INVESTMENTS, at fair value
Bairnco Corporation common stock fund	199,580	205,068
Money market fund	840,068	632,572
Mutual funds	5,798,358	7,313,046
Participant notes receivable	320,680	455,665
Total Investments	7,158,686	8,606,351

PARTICIPANTS' CONTRIBUTIONS RECEIVABLE	69,753	82,343

ACCRUED INTEREST AND DIVIDENDS	6,617	7,870

TOTAL ASSETS	7,237,107	8,696,564

NET ASSETS AVAILABLE FOR BENEFITS	$ 7,237,107	$ 8,696,564

The accompanying notes are an integral part of these financial statements.

BAIRNCO CORPORATION

401(k) SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS:
Participants' contributions	$ 1,279,350
Interest and dividends	162,545
1,441,895
DEDUCTIONS:
Distributions	1,449,278
Administrative expenses	8,137
Net realized and unrealized depreciation on investments	1,443,937
2,901,352

NET DECREASE	(1,459,457)
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	8,696,564
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$ 7,237,107

The accompanying notes are an integral part of these financial statements.

BAIRNCO CORPORATION

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. PLAN DESCRIPTION:

The following description of the Bairnco Corporation 401(k) Savings Plan and Trust (the "Plan") provides only general information. Participants in the Plan should refer to the Plan document for a complete description of the Plan's provisions. The Plan document is available from Bairnco Corporation ("Bairnco" or the "Corporation") at its offices in Lake Mary, Florida.

General

Bairnco established the Plan effective July 1, 1991. The Plan is a defined contribution plan under which all employees become eligible for participation on the first day of the month following completion of thirty days of service. Once an employee becomes eligible for participation, salary deferrals (contributions) may commence on any subsequent date. The Plan excludes non-resident aliens, leased employees and independent contractors from participating in the Plan. Union employees of the Corporation are permitted to participate in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Under the terms of the Plan, allowable contributions are outlined as follows:

Participant Contributions - The participants may elect to defer a minimum of 1 percent and a maximum of 20 percent of compensation, as defined in the Plan, not to exceed $10,500 for 2001. The maximum dollar amount that may be deferred is adjusted annually by the Internal Revenue Service. The amount of the compensation that is deferred, plus any earnings or losses on that amount, is not subject to federal income tax until the funds are actually distributed to the participant by the Plan. However, contributions are subject to FICA (Social Security and Medicare Taxes).

Employer Contributions - The Corporation does not match elective deferrals pursuant to the Plan.

Participant Accounts

Each participant's account is credited with their contribution and allocation of Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

Vesting

A participant shall at all times have a 100 percent nonforfeitable interest in the value of his/her account attributable to all contributions made plus or minus investment earnings and losses thereon and related administrative costs.

Transfers From Other Qualified Plans

Participants who have an interest in any other qualified employee benefit plan (as described in Section 401(a) of the Internal Revenue Code) may transfer the distributions from these plans directly into the Plan at the discretion of the Administrative Committee (see Note 4).

Distributions

A participant who has attained age 59-1/2 may elect, by filing a written application with the Administrative Committee, to withdraw any amount up to 100 percent of the vested portion of his/her account, for any reason. For participants who have not attained age 59-1/2, the reasons for such withdrawals are restricted to those defined in the Plan.

Upon termination of employment, a participant can elect to have their account balance distributed in a single lump sum cash distribution, if requested in writing by the participant. As an alternative, the participant may also elect to leave the related funds in the Plan or transfer the related funds into another qualified plan.

Participant Notes Receivable

An active participant may borrow from his/her account a minimum of $1,000 up to a maximum equal to the lesser of (1) a total of $50,000 of borrowings within one year or (2) 50 percent of the participant's vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the time of borrowing plus 2 percent. As of December 31, 2001, interest rates ranged from 7 percent to 11.5 percent. Principal and interest are collected each pay-period through payroll deductions. Loan defaults of $51,477 are reported as distributions in the Statement of Changes in Net Assets Available for Benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

For the year ended December 31, 2001, the accounting records of the Plan were maintained by Schwab Retirement Plan Services, Inc., a subsidiary of the Charles Schwab Corporation and the Plan's assets were maintained by Charles Schwab Trust Company, also a subsidiary of Charles Schwab Corporation ("Schwab"). The participants' account balances are determined on the cash basis of accounting; however, the Plan's financial statements contained herein are presented on the accrual basis.

Investment Valuation and Income Recognition

Investments are stated at fair value. Securities that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Any unlisted securities are valued at the bid price preceding the close of business on the valuation date. Participant notes receivable are valued at cost, which approximates fair value.

Interest income is recognized on the accrual basis of accounting.

Administrative Expenses

Certain administrative expenses of the Plan are paid directly by Bairnco on behalf of the Plan and are not included in the Statement of Changes in Net Assets Available for Benefits. During the year ended December 31, 2001, Bairnco paid administrative expenses of approximately $20,000.

Benefit Payments

Benefits are recorded when paid.

Reclassifications

Certain amounts in the 2000 financial statements have been reclassified to conform with the 2001 presentation.

3. INVESTMENTS:

There are currently eight investment options into which participants may direct the investment of their accounts. These are Bairnco Corporation Common Stock Fund, Schwab Retirement Money Fund, and INVESCO Technology II Fund, Dreyfus Founders Growth Fund, Schwab 1000 Fund, Strong Government Securities Fund, Neuberger & Berman Partners Fund and Neuberger & Berman Guardian Fund (collectively the "mutual funds"). Participants invest in units of participation of the fund that represent an undivided interest in the underlying assets of the fund. Participants may separately direct the investment of future deferrals and existing account balances into these eight investment options in increments of 5 percent. Participants are permitted to modify their elections for future deferrals and existing account balances between investment funds on a daily basis.

Investments that represent 5 percent or more of the Plan's net assets available for benefits, as of December 31, 2001 and 2000 are as follows:

	December 31,
	2001	2000
INVESCO Technology II Fund	$ 876,972	$ 1,513,341
Dreyfus Founders Growth Fund	999,849	1,384,054
Schwab 1000 Fund	2,554,065	3,246,883
Strong Government Securities Fund	1,105,099	999,719
Schwab Retirement Money Fund	839,544	632,572

During 2001, the Plan's investments (including gains and losses on investments bought, sold and held during the year) depreciated in value as follows:

Mutual Funds	$ 1,390,208
Bairnco Corporation Common Stock	53,729
$ 1,443,937

4. TRUST AGREEMENT:

Schwab is the Plan's Trustee pursuant to the Plan document which is signed by the Corporation and Plan Trustee. Schwab manages the Plan assets and makes distributions to participants as directed by the Administrative Committee of the Corporation (the Plan Administrator). Expenses incurred by the Plan Trustee or the Plan Administrator in the performance of their duties may be paid by the Plan or the Corporation at the Corporation's discretion. During 2001 all investment managers' fees were paid directly by the Plan.

5. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Corporation reserves the right under the Plan to terminate the Plan, in whole or in part, at any time. In the event of the Plan's termination, the Plan assets will be distributed to the participants in lump sum distributions or transferred to another qualified plan at the direction of the participant.

6. TRANSACTIONS WITH PARTIES IN INTEREST:

Certain fees for legal and accounting services provided in connection with the Plan were paid by the Plan sponsor on behalf of the Plan during these years and are not included in the accompanying financial statements. Additional fees paid by the Plan during 2001 for services rendered by parties in interest were based on rates which the Plan's Administrator believes were customary and reasonable.

7. INCOME TAX STATUS:

The Plan is subject to ERISA and certain provisions of the Internal Revenue Code ("IRC"). The Plan is intended to qualify under Section 401(a) of the IRC. The IRS issued a favorable determination letter dated April 29, 1997, ruling that the Plan was designed in accordance with applicable IRC requirements as of that date. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is qualified.

BAIRNCO CORPORATION

401(k) SAVINGS PLAN AND TRUST

EIN: 13-3057520 Plan Number: 008

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2001

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment	(e) Current Value

*	Bairnco Corporation Common Stock	33,208 shares of common stock	$ 199,580

	Money Market Fund
*	Schwab Retirement Money Fund	839,544 shares of money fund	839,544
*	Schwab Money Market Fund	524 shares of money market fund	524
			840,068

	Mutual Funds
	INVESCO Technology II Fund	26,926 shares of mutual fund	876,972
	Dreyfus Founders Growth Fund	94,952 shares of mutual fund	999,849
*	Schwab 1000 Fund	79,939 shares of mutual fund	2,554,065
	Strong Government Securities Fund	102,419 shares of mutual fund	1,105,099
	Neuberger & Berman Partners Fund	6,633 shares of mutual fund	137,899
	Neuberger & Berman Guardian Fund	8,620 shares of mutual fund	124,474
			5,798,358

	Other Investments
	Participant Notes Receivable	Interest rates ranging from 7% to 11.5%	320,680
		Total	$ 7,158,686

* - A party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAIRNCO CORPORATION 401(K)

SAVINGS PLAN AND TRUST

(Name of Plan)

Date: June 28, 2002 By: /s/ Larry C. Maingot

LARRY C. MAINGOT

Administrative Committee Member

EXHIBIT INDEX

The following exhibit is filed as part of this Annual Report on Form 11-K:

Exhibit Description

Number

23.1 Consent of Independent Certified Public Accountants

23.2 Risk Factors Relating to Our Former Independent Certified Public Accountants - Notice Regarding Consent of Arthur Andersen LLP